FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

23 December  2005

RINKER GROUP LIMITED

ABN 53 003 433 118

(Translation of registrant’s name into English)

Level 8, Tower B, 799 Pacific Highway, Chatswood, NSW 2067, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains releases to the Australian Stock Exchange on 28 November to 22 December 2005

Exhibit 1: Nov 28

Daily share buyback notice

Exhibit 2: Nov 29

Daily share buyback notice

Exhibit 3: Nov 30

Daily share buyback notice

Exhibit 4: Dec 1

Daily share buyback notice

Exhibit 5: Dec 2

Daily share buyback notice

Exhibit 7: Dec 5

Daily share buyback notice

Exhibit 8: Dec 6

Daily share buyback notice

Exhibit 9: Dec 7

Daily share buyback notice

Exhibit 10: Dec 8

Daily share buyback notice

Exhibit 11: Dec 9

Daily share buyback notice

Exhibit 12: Dec 9

Form 484 change to company details

Exhibit 13: Dec 12

Daily share buyback notice

Exhibit 14: Dec 13

Daily share buyback notice

Exhibit 15: Dec 14

Daily share buyback notice

Exhibit 16: Dec 15

Daily share buyback notice

Exhibit 17; Dec 16

Daily share buyback notice

Exhibit 18: Dec 19

Daily share buyback notice

Exhibit 19: Dec 20

Daily share buyback notice

Exhibit 20: Dec 21

Daily share buyback notice

Exhibit 21: Dec 21

Change of Directors interests notice

Exhibit 22: Dec 22

Change of Directors interests notices

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rinker Group Limited

Signed by:	Luke Keighery

Title:	Manager Investor Services

Date:	23 December 2005